

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

> **Re: Cottonwood Communities, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 24, 2023**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 000-56165**

Dear Adam Larson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction